Exhibit 21

Subsidiaries of FGL Holdings, a Cayman Islands exempted company

Entity	Jurisdiction

CF Bermuda Holdings Limited	Bermuda
FGL US Holdings, Inc.	Delaware
F&G Re Ltd	Bermuda
Front Street Re Ltd.	Bermuda
Front Street Re (Cayman) Ltd.	Cayman
Fidelity & Guaranty Life Business Services, Inc.	Delaware
Fidelity & Guaranty Life Holdings, Inc.	Delaware
Fidelity & Guaranty Life Assignment, LLC	Maryland
Fidelity & Guaranty Life Brokerage, Inc.	Maryland
Fidelity & Guaranty Life Insurance Agency, Inc.	Maryland
Fidelity & Guaranty Life Insurance Company	Iowa
Fidelity & Guaranty Life Insurance Company of New York	New York
Raven Reinsurance Company	Vermont